Olga Dovgopolyi <olga.dovgopolyi@sl8.online>

From Olga Dovgopolyi: follow up re SI8, a crypto social platform

Olga Dovgopolyi <olga.dovgopolyi@sl8.online> Wed, Jul 3, 2024 at 5:42 PM
To: Tom.rieder@inactaventures.ch

Hi Tom,

It was my pleasure meeting you in Zug on Monday!

Given your expertise and the exciting work you're doing at Inacta Ventures, I wanted to reach out to see if you might be interested in SocialFi projects like SI8.

SI8 is a social platform built on Stellar technology, designed to seamlessly integrate financial services within a social network. We're committed to enhancing user privacy, promoting financial inclusivity, and providing a vibrant ecosystem for content monetization.

I've attached our pitch deck for SI8 for your review. I would love to get your thoughts on it and explore the possibility of collaborating with Inacta Ventures, if possible :)

Looking forward to your feedback!

With kindest regards,
Olga

--
Kind regards,

Olga Dovgopolyi (ex-Magaletska)
Chief Business Development Officer, SI8
Mob.: +41799268698
email: olga.dovgopolyi@sl8.online
sl8.online | X | LinkedIn

CBDO SI8 Investors June 2024.pdf
19500K

[illegible]

[illegible] Fri, Aug 30, 2024 at [illegible]

[illegible]

Key objectives for the investment include:

1. Preparation for the Launch of the Digital Hypercube [illegible]
[illegible]

2. Launch of Premium Subscriptions and Growth of MRR (Monthly Recurring Revenue)
[illegible]

3. Technical Product Enhancements
[illegible]

Additional objectives:

1. Audience Growth
[illegible]

Secondary objectives for the investment include:

1. Increasing the Number of Managed Stellar Nodes
[illegible]

[redacted]

[illegible] Fri, Aug 30, 2024 at [illegible]

[illegible]

Key objectives for the investment include:

1. Preparation for the Launch of the Digital Hypercube [illegible]
[illegible]

2. Launch of Premium Subscriptions and Growth of MRR (Monthly Recurring Revenue)
[illegible]

3. Technical Product Enhancements
[illegible]

Additional objectives:

1. Audience Growth
[illegible]

Secondary objectives for the investment include:

1. Increasing the Number of Managed Stellar Nodes
[illegible]

[redacted]

[illegible] Fri, Aug 30, 2024 at [illegible]

[illegible]

Key objectives for the investment include:

1. Preparation for the Launch of the Digital Hypercube [illegible]
[illegible]

2. Launch of Premium Subscriptions and Growth of MRR (Monthly Recurring Revenue)
[illegible]

3. Technical Product Enhancements
[illegible]

Additional objectives:

1. Audience Growth
[illegible]

Secondary objectives for the investment include:

1. Increasing the Number of Managed Stellar Nodes
[illegible]

[redacted]

2. **Relocating Key Founders:**
   Relocating our CTO and CMO, along with their families, from Ukraine to Spain will allow them to focus more intently on the project, ensuring continuous innovation and growth. This move, though relatively low-cost, is essential for maintaining the momentum we've built.

3. **Listing the SSLX Token on Major Exchanges:**
   A listing on Binance and other top exchanges will dramatically increase the visibility and liquidity of the SSLX token. With strategic marketing, we aim to generate additional revenue streams from SSLX sales during subsequent rounds, sales, and events, potentially driving monthly SSLX sales to $500,000 within six months.

This investment will be pivotal in scaling Sl8 to new heights, solidifying our position as a leader in the crypto social platform space, and preparing us for the rapidly approaching digital economy.

[Quoted text hidden]

--

--

Kind regards,

Olga Dovgopolyi
CBDO, Sl8
sl8.online | X | LinkedIn

SI8

Olga Dovgopolyi <olga.dovgopolyi@sl8.online>

CVC contact, Olga Dovgopolyi (SI8 - crypto social platform on Stellar)

Olga Dovgopolyi <olga.dovgopolyi@sl8.online> Fri, Jun 7, 2024 at 11:19 AM
To: juergen.kob@unitafinance.ch

Dear Juergen,

It was my pleasure to meet you yesterday and I would be extremely grateful for your help!

Thank you so much and please kindly see the attached presentation.

https://drive.google.com/file/d/1o0KyUTIhyrsQ8s8QiRg3q7grHwKuSehk/view?usp=sharing

CBDO SI8 Investment V_c.pdf

Kind regards,
Olga

--
Kind regards,

Olga Dovgopolyi (ex-Magaletska)
Chief Business Development Officer, SI8
Mob.: +41799268698
email: olga.dovgopolyi@sl8.online
sl8.online | X | LinkedIn

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.